UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Baker, Robert W. Jr.
   P.O. Box 1070
   40 IDX Drive

   Burlington, VT 05402-1070
2. Issuer Name and Ticker or Trading Symbol
   IDX Systems Corporation (IDXC)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   07/01
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President, Secretary and
   General Counsel
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities
Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed
of (D)            Securities         Indirect
                                              Date        Code
A               Beneficially   D   Beneficial
                                              (Month/
or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount
D  Price        End of Month   I
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Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially
Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number
of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action
Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or
Disposed of (D)
                               Derivative
                               Security                       Code  V   A
D                Exercisable  Expiration
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Employee Stock Option (right to$14.2188
07/22/01     07/12/10
 buy)
Non-Qualified Stock Option     $13.6250
04/22/99     04/22/09
(right to buy)
Non-Qualified Stock Option     $15.8200        07/10/01       A     V   5,500.00
07/10/02 (1) 07/10/11
(right to buy)
Non-Qualified Stock Option     $16.5938
08/25/01     08/25/10
(right to buy)
Non-Qualified Stock Option     $30.6250
09/06/97     09/06/06
(right to buy)
Non-Qualified Stock Option     $31.2188
11/24/98     11/24/07
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially
Owned  (Columns 1,3 and 7 through 11)
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----------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount
8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying
of Deri-    Derivative        Indirect
                               Date      Securities
vative      Securities    D   Beneficial
                                                                        Amount
or     Security    Beneficially  or  Ownership
                                                                        Number
of                 Owned at      I
                  -                      Title                          Shares
End of Month
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----------------------------------------------------
Employee Stock Option (right to          Common Stock                   2,000.00
2,000.00      D   Direct
 buy)
Non-Qualified Stock Option               Common Stock
14,250.00                 14,250.00     D   Direct
(right to buy)
Non-Qualified Stock Option     07/10/01  Common Stock                   5,500.00
5,500.00      D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock
15,000.00                 15,000.00     D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock
10,571.00                 10,571.00     D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   8,500.00
8,500.00      D   Direct
(right to buy)

Explanation of Responses:

(1)
Grant to reporting person of option to purchase 5,500 shares of common stock under the IDX Systems Corporation 1995 Stock Option
Plan. The option becomes exercisable one year from the date of grant, or July 10, 2002. The plan pursuant to which the reported option was granted provides for tax withholding rights.

SIGNATURE OF REPORTING PERSON
/S/ By: Diane L. Brown, Attorney-In-Fact
    For: Robert W. Baker, Jr.
DATE August 9, 2001